Exhibit 99.1

Mindray Announces Receipt of "Going Private" Proposal at US$30.0 Per ADS or US$30.0 Per Ordinary Share

Shenzhen, China, June 4, 2015 - Mindray Medical International Limited (“Mindray,” NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter dated June 4, 2015 from Mr. Li Xiting, its Executive Chairman of the Board, President and Co-Chief Executive Officer, Mr. Xu Hang, its Chairman of the Board, and Mr. Cheng Minghe, its Co-Chief Executive Officer and Chief Strategic Officer (collectively, the “Buyer Group”), to acquire all of the outstanding shares of the Company not already owned by the Buyer Group in a going private transaction for US$ 30.0 per American Depositary Share (“ADS”, each ADS representing one ordinary share) or US$ 30.0 per ordinary share in cash, subject to certain conditions. A copy of the proposal letter is attached hereto as Exhibit A.

The Board intends to form a special committee consisting of independent directors to consider this proposal. The Company cautions its shareholders and others considering trading in its securities that the Board just received the non-binding proposal and has not made any decisions with respect thereto. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S.:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

Exhibit A

June 4, 2015

The Board of Directors

Mindray Medical International Limited

Mindray Building, Keji 12th Road South

Hi-tech Industrial Park, Nanshan, Shenzhen 518057

The People’s Republic of China

Dear Sirs:

Mr. Li Xiting, Executive Chairman, President and Co-Chief Executive Officer of the Company ("Mr. Li"), Mr. Xu Hang, Chairman of the Company ("Mr. Xu"), and Mr. Cheng Minghe, Co-Chief Executive Officer and Chief Strategic Officer of the Company ("Mr. Cheng", together with Mr. Li and Mr. Xu, the "Buyer Group"), are pleased to submit this preliminary non-binding proposal to acquire all outstanding Class A ordinary shares (the "Shares") of Mindray Medical International Limited (the "Company") not owned by the Buyer Group and their respective affiliates in a going-private transaction (the "Acquisition"). The Buyer Group and their respective affiliates currently beneficially own approximately 27.7% of the ordinary shares of the Company representing approximately 63.5% in the Company's shareholder votes.

We believe that our proposal of US$30.0 in cash per American Depositary share of the Company ("ADS", each representing one Share) will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 9.21% to the Company’s closing price on June 3, 2015.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1. Buyer. Members of the Buyer Group intend to form an acquisition vehicle for the purpose of pursuing the Acquisition (the "Acquisition Vehicle"), and they intend to work with each other on an exclusive basis in pursuing the Acquisition.

2. Purchase Price. Our proposed consideration payable for the Shares acquired in the Acquisition will be US$30.0 per ADS, or US$30.0 per Share, in cash.

3. Financing. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Acquisition.

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4. Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5. Definitive Agreements. We have engaged Skadden, Arps, Slate, Meagher & Flom LLP as our U.S. legal counsel. We are prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6. Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D to disclose this letter. We are sure you will agree with us that it is in all of our interests to ensure that we proceed our discussions relating to the Acquisition in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that the Buyer Group and their respective affiliates do not already own, and that the Buyer Group and their respective affiliates do not intend to sell their stake in the Company to a third party.

8. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

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In closing, each of us would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact any of us. We look forward to speaking with you.

Sincerely,

Mindray Medical International Limited

By:/s/ Li Xiting

Name: Li Xiting

Title: Executive Chairman, President and Co-Chief Executive Officer

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By:/s/ Xu Hang

Name: Xu Hang

Title: Chairman

By:/s/ Cheng Minghe

Name: Cheng Minghe

Title: Co-Chief Executive Officer and Chief Strategic Officer

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